FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

January 21, 2004

                                CINAR CORPORATION
                 (Translation of registrant's name into English)

                          1055 RENE-LEVESQUE BLVD. EAST
                                MONTREAL, QUEBEC
                                 CANADA H2L 4S5
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F                  Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                        No    X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                  82-__________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CINAR CORPORATION


                                          By:    /s/ Stuart Snyder
                                                ----------------------
                                          Name:  Stuart Snyder
                                          Title: President and Chief
                                                 Executive Officer

Date: January 22, 2004